VIA EDGAR

May 10, 2005

Cicely Luckey
Wilson K. Lee
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0409
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ms. Luckey and Mr. Lee:

          We hereby respond to the comment letter received by facsimile on April 19, 2005 from the staff of the Securities and Exchange Commission (the “Commission”).

          For ease of review, we have set forth the numbered comments of your letter requiring supplemental responses and our responses thereto.

1.       We note that as of year end you have provided guarantees to certain unconsolidated joint ventures. Given that you guarantee loans of your joint ventures, tell us how you considered paragraph 5 of FIN 46(R) in determining that your joint ventures do not represent variable interest entities.

          We provided guarantees to certain of our unconsolidated ventures, specifically Singapore Airport Logistics Center 1 Pte. Ltd. (“ALPS I”), Nash Logistics, LLC (“Nash”), Sterling II, LLC (“Sterling II”) and Sterling III, LLC (“Sterling III”). Below is a discussion of the FIN 46(R) analysis for each:

ALPS I:

          ALPS I is a venture that is 50% owned by us and 50% owned by an independent third party, and was formed for the development of a multi-tenant industrial building in Singapore. This entity was initially capitalized with approximately $3.5 million U.S. dollars and had total development costs of approximately $10.0 million U.S. dollars. A construction loan was obtained to finance the unfunded development costs. Both partners in this venture elected to guarantee their pro rata share of the construction loan in order to obtain more favorable interest rates, lower up-front financing costs and more flexible covenants and reporting requirements than what was otherwise available with non-recourse financing alternatives. Based on the below analysis of paragraph 5 of FIN 46(R), we do not believe that ALPS I is a variable interest entity.

          Paragraph 5a. We believe that ALPS I has significant equity investment at risk to permit it to finance its activities without additional subordinated financial support as approximately 35% of the total expected development cost had been funded with equity. This conclusion is supported by analogy to SFAS No. 66, Accounting for Sales of Real Estate, which specifies that the minimum initial investment required for real estate sales ranges from 20% to 25 % for transactions involving land to be developed. ALPS I did not require a guarantee of the construction loan to finance its activities. The capitalization of ALPS I is adequate to obtain non-recourse financing from a third-party lender. However, we elected to enter into a construction loan with recourse to both partners in order to obtain a lower interest rate, lower up-front costs and more flexible covenants and reporting requirements than what would have been available to it with non-recourse financing alternatives.

          Paragraph 5b. As a group, the venture partners, through their voting interests of ALPS I, have the direct ability to make decisions about ALPS I’s activities that have a significant effect on the success of the entity. Furthermore, both venture partners have the obligation to absorb the expected losses of this entity. There are no protections from the expected losses or guaranteed returns to either venture partner. Both venture partners also have the right to receive the expected residual returns of this entity. The partners’ returns are not capped by ALPS I’s governing documents nor are there any other arrangements in place that would have a similar effect.

          Paragraph 5c. The voting rights of the venture partners are proportional to their obligations to absorb the expected losses and residual returns of the entity. Both venture partners have equal voting rights to exert control over this entity’s significant ongoing operating decisions.

Nash:

          Nash is a venture that is 50% owned by us and 50% owned by an independent third party, formed for the redevelopment of a single-tenant industrial building in Los Angeles. Nash was initially capitalized with approximately $7.0 million U.S. dollars, of which $4.0 million was returned to the venture partners when financing was obtained. This entity has a total expected redevelopment cost of approximately $12.0 million U.S. dollars. A loan was obtained to finance the unfunded redevelopment costs. Both partners in this joint venture elected to guarantee their pro rata share of 50% of the loan in order to obtain more favorable interest rates, lower up-front financing costs and more flexible covenants and reporting requirements than what was otherwise available with non-recourse alternatives. Based on the below analysis of paragraph 5 of FIN 46R, we do not believe that Nash is a variable interest entity.

          Paragraph 5a. We believe that Nash has significant equity investment at risk to permit it to finance its activities without additional subordinated financial support as approximately 25% of the total expected development cost had been funded with equity. This conclusion is supported by analogy to SFAS No. 66, Accounting for Sales of Real Estate, which specifies that the minimum initial investment required for real estate sales ranges from 20% to 25 % for transactions involving land to be developed. Nash did not require a guarantee of its loan to finance its activities. The capitalization of Nash is adequate to obtain non-recourse financing from a third-party lender. However, we elected to enter into a loan with recourse to both partners in order to obtain a lower interest rate, lower up-front costs and more flexible covenants and reporting requirements than what would have been available to it with non-recourse financing alternatives.

          Paragraph 5b. As a group, the venture partners, through their equity interests, have the direct ability to make decisions about Nash’s activities that have a significant effect on the success of the entity. Furthermore, both venture partners have the obligation to absorb the expected losses of this entity. There are also no protections from the expected losses or guaranteed returns to either venture partner. Both venture partners have the right to receive the expected residual returns of this entity. The partners’ returns are not capped by Nash’s governing documents nor are there any arrangements in place that would have a similar effect.

          Paragraph 5c. The voting rights of the venture partners are proportional to their obligations to absorb the expected losses and residual returns of the entity. Both venture partners have equal voting rights to exert control over this entity’s significant ongoing operating decisions.

     Sterling II and III:

          We believe that Sterling II and Sterling III are both variable interest entities under FIN 46(R) as the equity at risk is not sufficient to finance their activities without additional subordinated support. These entities were originally capitalized in 2003 with equity of $6.2 million and additional equity contributions of $2.4 million were made through August 2004. In August 2004, construction loans were obtained and substantially all of the capital was returned. We deemed this to be a reconsideration event under paragraph 7b of FIN 46(R) as the equity at risk was no longer sufficient to permit the entities to finance their activities without additional subordinated financial support. However, we believe that our investments in Sterling II and III are not material investments, totaling $1.3 million after the distribution of construction loan proceeds, and therefore our historical financial statements have reflected disclosure indicating that we have no variable interest entities. On page F-10 of our consolidated financial statements in our annual report on Form 10-K for the year ended December 31, 2004, we stated that we do not believe that any of our consolidated or unconsolidated joint ventures are variable interest entities under the provisions of FIN 46(R). In future filings, we intend to disclose that we do not believe that any of our material consolicated or unconsolidated ventures are variable interest entities under the provisions of FIN 46R.

          Although Sterling II and Sterling III were determined to be variable interest entities, we concluded that Sterling II and Sterling III should not be consolidated, because we are not the primary beneficiaries of these entities. The guarantee on these entities is a take-out guarantee, whereby we agree to take-out the in-place construction loans if our partner is unable to place permanent financing on the properties after stabilization. In the event that no permanent financing is obtained, the other partners will guarantee their pro rata share of the take-out amount. As of December 31, 2004, the outstanding construction loans under this guarantee totaled $20.9 million of which we are responsible for the pro rata portion representing our interests in Sterling II and Sterling III. We believe the probability of being unable to place permanent financing on these properties to be low and as a result, the existence of the take-out guarantee did not materially impact our primary beneficiary analysis. For Sterling II and III, we own a 40% and 50% interest, respectively. We do not receive any additional fees, and we have no other form of variable interest in the entities. We do not absorb a majority of the expected losses or receive a majority of the expected residual returns from the operations of these entities.

2.       How did you consider SFAS 150 in accounting for the put agreement related to the Series N Preferred Units?

          We believe that the Series N Preferred Units and the put option are outside the scope of SFAS 150 as the put option is not a freestanding financial instrument and the put option is embedded in the units. The Series N preferred stock and put option were entered into on September 24, 2004 with an individual third party, Robert Pattillo Properties, as part of a single transaction to obtain parcels of land. The Series N holder is entitled to receive preferred distributions in the amount of 5.0% of the face value of the units ($50.0). As part of the transaction, we entered into a put agreement with the Robert Pattillo Properties that allows the holder to sell all, but not less than all, of his units to us beginning on June 1, 2005 and until January 15, 2006 at a price equal to $50.0 per unit, plus all accrued and unpaid distributions at the date of such sale. The put agreement is not transferable to unrelated third parties, is specific to the preferred units issued to Robert Pattillo Properties and is not separately exercisable or detachable by the holder.

          A freestanding financial instrument is defined by SFAS 150 as “A financial instrument that is entered into separately and apart from any of the entity’s other financial instruments or equity transactions, or that is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.” We believe the put option is not a freestanding financial instrument as it was written in conjunction with the issuance of the Series N Preferred Units as part of a single transaction with an individual third party. In addition, the Series N Preferred Units and the put option can not be separately exercisable, separated and the holder is restricted from transferring them to an unrelated third party. Based on these factors, we believe that the put option is embedded in the Series N Preferred Units causing the security to be conditionally redeemable and therefore outside the scope of SFAS 150.

          We believe that the relevant accounting guidance for the Series N Preferred Units is found in ASR 268. Under this guidance, preferred stock that is subject to mandatory redemption requirements or whose redemption is outside the control of the issuer is to be classified as redeemable preferred stock. For the Series N Preferred Units, the put option is solely at the option of the holder and as such, the Series N Preferred Units would be classified as redeemable preferred stock on the financial statements of AMB Property II, L.P., which is the issuer of the Series N Preferred Units and an indirect subsidiary of AMB Property Corporation, the general partner of AMB Property, L.P. In consolidation, AMB Property Corporation would classify this redeemable preferred stock as minority interests.

          In connection with responding to your comments, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 733-9405 with any questions or comments regarding this correspondence.

Very truly yours,
/s/ Michael A. Coke

Michael A. Coke Executive Vice President and Chief Financial Officer

cc: Tamra D. Browne
      William Croteau
      Laura L. Gabriel